EXHIBIT 99.1

Replacement of Representative Juristic-Person Director

Date of events: 2015/02/12

Contents:

1.	Date of occurrence of the change: 2015/02/12

2.	Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3.	Name and resume of the replaced person: Jian-Yu Chen; Minister of the Ministry of Transportation and Communications

4.	Name and resume of the replacement: Chih-Ku Fan¡AAdministrative Deputy Minister of the Ministry of Transportation and Communications

5.	Reason for the change: In accordance with the provisions set forth in Paragraph 3, Article 27 of the Company Act.

6.	Original term (from to ): 2013/06/25 ~ 2016/06/24

7	.Effective date of the new appointment: 2015/02/12

8.	Any other matters that need to be specified: None